October 7, 2021

VIA EDGAR TRANSMISSION

Samantha Brutlag, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Miller Investment Trust, File Nos. 333-146552 and 811-22131 (“Registrant”)

Dear Ms. Brutlag:

On July 26, 2021, the Registrant, on behalf of its proposed series, Miller Market Neutral Income Fund (the “Fund”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on September 13, 2021, you provided me with comments to the Amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

General

Comment 1: Please provide the Staff with the ticker symbol for each proposed share class.

Response: Subject to availability, the ticker symbols for the Fund will be the following: MMNIX (Class I), MMNAX (Class A) and MMNCX (Class C).

Prospectus

Fee Table

Comment 2: Please provide the Staff with a completed fee table and expense example.

Response: The Fee Table and Expense Example have been completed as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to

Samantha Brutlag, Esq.

October 7, 2021

invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page [ ] of the Fund’s Prospectus. In addition, descriptions of the sales load waivers and/or discounts for Class A shares with respect to certain financial intermediaries are reproduced in “Appendix A: Intermediary-Specific Sales Charge Waivers and Discounts” to the Prospectus based on information provided by the financial intermediary.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	3.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of offering price)	None(1)	None	None
Maximum Sales Charge (Load) on Reinvested Dividends and Other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.50%	1.00%	0.00%
Other Expenses	0.31%	0.31%	0.31%
Total Annual Fund Operating Expenses	1.56%	2.06%	1.06%
Less: Advisory Fee Waiver and Reimbursement(3)	(0.01)%	(0.01)%	(0.08)%
Total Annual Fund Operating Expenses After Advisory Fee Waiver and Reimbursement	1.55%	2.05%	0.98%
(1)	There is a 1.00% contingent deferred sales charge (“CDSC”) for investments of $250,000 or more (see “How to Purchase Shares” below) on Class A shares sold within the first 18 months of purchase, unless you are otherwise eligible to purchase Class A shares without an initial sales charge or are eligible for a waiver of the CDSC (see “Waiver of Contingent Deferred Sales Charges” below).
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including money market funds.
(3)	Wellesley has contractually agreed to waive its advisory fee and/or reimburse expenses of the Fund until October [ ], 2022, to the extent necessary to limit the Total Annual Fund Operating Expenses (subject to the following exclusions) of each class to a specified percentage of such class’ average daily net assets. Pursuant to an expense limitation agreement, the Total Annual Fund Operating Expenses (subject to the following exclusions) will be limited to the annualized rate of 1.55%, 2.05% and 0.98% of the average daily net assets attributable to Class A, Class C and Class I shares, respectively (the “Expense Limitation”). The Expense Limitation will exclude (not limit) interest on borrowings, taxes, brokerage commissions, dealer spreads and other transaction costs, capitalized expenditures, acquired fund fees and expenses, short sale dividends, and extraordinary expenses not incurred in the ordinary course of the Fund’s business (e.g., litigation, indemnification). The expense limitation agreement provides that Wellesley may recoup from a class any amount reimbursed if such class’ Total Annual Fund Operating Expenses fall below the Expense Limitation during the 36-month period following such waiver or reimbursement, provided the Fund is able to effect recoupment while remaining in compliance with applicable Expense Limitations.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Samantha Brutlag, Esq.

October 7, 2021

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class A	$527	$848
Class C	$208	$645
Class I	$100	$329

Comment 3: At the bottom of page 2 of the Prospectus, the Registrant states that “[t]he Fund may use indebtedness in an amount up to approximately 33 1/3% of the Fund’s total assets (including borrowing proceeds) to leverage the Fund’s portfolio.” Please confirm that any leverage related expenses are included in the Fee Table.

Response: The Registrant so confirms.

Principal Investment Risks

Comment 4: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the 3-5 risks with the greatest likelihood to have a material impact on the Fund’s net asset value, yield or total return are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Portfolio Managers

Comment 5: Please provide the month and year that each portfolio manager will begin managing the Fund.

Samantha Brutlag, Esq.

October 7, 2021

Response: The Registrant has amended its disclosures to state the following:

Each Co-Portfolio Manager has served in that capacity since the Fund’s inception in October 2021.

Additional Information about Principal Investment Strategies and Related Risks

Comment 6: Please confirm that the heading on pages 6-12 accurately describes the disclosures that follow it.

Response: The Registrant has amended the heading on pages 6-12 to state the following:

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Comment 7: The Fund’s principal investment strategies discloses that it “is not restricted with respect to the credit quality of its holdings and invests in some convertible bonds that are rated less than investment grade or determined to be of comparable credit quality by Wellesley.” Please confirm that “High Yield Risk” is not a principal risk of the Fund.

Response: The Registrant so confirms. The Registrant has listed “High Yield Risk” as a non-principal risk because although the Fund is not precluded from investing in junk bonds, such investments are not part of the Fund’s principal investment strategy.

Comment 8: Please confirm whether “Swaps Risk” is a principal or a non-principal investment risk of the Fund.

Response: The Registrant confirms that “Swaps Risk” is a non-principal risk of the Fund and has deleted its Item 9 disclosures of principal investment risks.

Comment 9: Please confirm that Raymond James & Associates, Raymond James Financial Services, Inc. and each entity’s affiliates (collectively, “Raymond James”) are the Fund’s only financial intermediaries with sales charge waivers in place. If not, please be sure to include the sale charge waiver policies of all other financial intermediaries.

Response: The Registrant so confirms that Raymond James is the only financial intermediary for the Fund with sales charge waivers in place.

Samantha Brutlag, Esq.

October 7, 2021

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	Bibb L. Strench